[GRAPHIC OMITTED]                    Pennsylvania Real Estate Investment Trust
                                     200 South Broad Street
                                     Philadelphia, PA 19102
                                     www.preit.com
                                     -------------

                                     Phone:  215-875-0700
                                     Fax:    215-546-7311

FOR FURTHER INFORMATION:


AT THE COMPANY                          AT FRB/WEBER SHANDWICK
--------------                          ----------------------
Edward A. Glickman                      Joe Calabrese           Georganne Palffy             Judith Sylk-Siegel
Executive Vice President and CFO        (General Info)          (Analyst Info)               (Media Info)
(215) 875-0700                          (212) 445-8434          (312) 266-7800               (212) 445-8431

FOR IMMEDIATE RELEASE
---------------------
November 8, 2001
                Pennsylvania Real Estate Investment Trust Reports
                    2001 Third Quarter and Nine Month Results

Philadelphia, PA, November 8, 2001-- Pennsylvania Real Estate Investment Trust (NYSE: PEI) today announced results for the third quarter and nine months ended September 30, 2001 in line with the Company's August 2001 guidance.

2001 Third Quarter Highlights

o FFO for the 2001 third quarter increased 7.6% to $10,733,000 from $9,977,000 in the 2000 third quarter.
o Combined net operating income increased 10.9% to $22,356,000 in the third quarter of 2001 from $20,160,000 for the third quarter of 2000.
     o Same store net operating income for the Company's shopping center portfolio increased 4.0% from the 2000 third quarter.
     o Same store multifamily net operating income increased 5.4% from the 2000 third quarter.
o Mall sales increased 7.1% to $391 per square foot and shopping center occupancy increased 180 basis points to 91.5%.

Third Quarter Results
For the third quarter ended September 30, 2001 the Company's funds from operations (FFO) totaled $10,733,000 compared with FFO of $9,977,000 for the comparable three-month period in 2000. Third quarter 2001 FFO per share totaled $0.62 per share, on 17,276,111 weighted average shares of beneficial interest/Operating Partnership units (collectively shares), compared with $0.67 per share, on 14,922,706 weighted average shares outstanding, in the 2000 third quarter. FFO for the 2001 third quarter was 7.6% higher than FFO for the same quarter one year ago, while weighted average shares outstanding increased 15.8% percent due to the Company's public offering in July 2001, leading to a 7.5% decrease in FFO on a per share basis.

As calculated by NAREIT, FFO is defined as net income, excluding extraordinary items, gain (or loss) on the sale of property, plus real estate related depreciation and amortization.

PREIT Announces Third Quarter 2001 Results
November 8, 2001
Page 3

Net operating income from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased by 10.9% to $22,356,000 for the 2001 third quarter from $20,160,000 for the third quarter of 2000. This increase is due to improved performance in the Company's shopping center and multifamily portfolios and the completion of development projects

Net income for the third quarter ended September 30, 2001 was $4,149,000, or $0.27 per share, on 15,391,440 total weighted average shares outstanding compared to $6,162,000 or $0.46 per share, on 13,387,471 total weighted average shares outstanding for the comparable 2000 period. This decrease is due, in part, to higher depreciation from development projects coming on line, the absence of gains from sales of real estate during the 2001 third quarter and the dilutive effect on earnings per share of the equity offering in July 2001. Net income in the third quarter of 2000 included a gain on the sale of Valleyview, a strip shopping center in Wilmington, DE, totaling $1.4 million or $0.10 per share.

Nine Month Results
FFO for the nine months ended September 30, 2001 totaled $31,069,000 compared with FFO of $34,381,000 for the prior nine-month period ended September 30, 2000. FFO for the nine-month period totaled $1.93 per share on 16,100,792 weighted average shares outstanding, compared to $2.31 per share on 14,907,903 weighted average shares for the nine months ended September 30, 2000. The decrease was primarily the result of non-recurring lease termination fees in the earlier period.

Net operating income from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties totaled $67,310,000 for the nine months ended September 30, 2001, compared with $65,944,000 for the nine months ended September 30, 2000. After eliminating lease termination revenues from both periods, NOI increased 10.5% to $66,225,000 in 2001 from $59,939,000 in 2000.

Net income for the nine months ended September 30, 2001 was $13,148,000, or $0.92 per share, on 14,256,967 total weighted average shares outstanding, compared to $27,635,000, or $2.07 per share, on 13,370,767 total weighted average shares outstanding for the nine months ended September 30, 2000. Year-to-date net income for 2001 includes $2.1 million, or $0.15 per share, from net gains on the sale of land at Florence Commons Shopping Center, Florence, SC, and Paxton Towne Centre, Harrisburg, PA and the sale of the Company's interest in Ingleside Shopping Center, Thorndale, PA. Net income for the 2000 nine-month period includes gains on the sale of Valley View shopping center in Wilmington, DE, the CVS Building in Alexandria, VA and the Company's interest in Park Plaza shopping center in Pinellas Park, FL totaling $10.3 million or $0.77 per share.

Same Store NOI Growth  -- Retail and Multifamily Portfolios
Same store net operating income for the Company's retail portfolio increased 4.0% over the 2000 third quarter. The increase over the comparable period was primarily driven by higher revenues from lease up of vacant space, lease

PREIT Announces Third Quarter 2001 Results
November 8, 2001
Page 4

turnover and rent step-ups. Contributing to the Company's retail portfolio net operating income growth was an increase in occupancy rates in the 2001 third quarter, which rose to 91.5%, 180 basis points higher than 89.7% reported for the 2000 third quarter. The Company's power centers and enclosed malls were 96.6% and 92.5% occupied, respectively, as of September 30, 2001.

The Company also reported that sales at its mall properties increased 7.1% to $391 per square foot for the trailing twelve months from $365 per square foot for the comparable period in 1999 and 2000. During 2000 sales at the Company's mall properties were $371 per square foot.

Same store net operating income for the Company's portfolio of multifamily properties increased 5.4% over the comparable quarter in 2000, primarily driven by a 4.2% increase in rents and a 5.6% increase in total revenues. The growth in net operating income was limited by a 6.0% increase in operating expenses due, in part, to a 76% increase in insurance costs. As previously discussed, the Company expects to be impacted by higher insurance costs throughout the balance of this year and is stringently managing its exposure to utility expenses by implementing additional submetering to take effect in the fourth quarter of this year.

Comments from Management
Ronald Rubin, Chairman and Chief Executive Officer of PREIT said, "It was a productive quarter for the Company as we achieved year-over-year FFO growth of 7.6% and a 10.9% increase in combined NOI. The Company achieved this growth, despite a difficult market environment, through the positive fundamentals of our core portfolio, strong relationships with leading national and regional retailers and our conservative development activity. Looking forward, we believe these fundamentals, along with our careful business plan, position PREIT to take advantage of the numerous growth opportunities in target markets and deliver consistent operating results and returns on capital."

Mr. Rubin added, "Individuals are the heart of any organization, and we owe a great deal to those who provided long-standing leadership for our Company. We were saddened by the recent passing of Sylvan M. Cohen, our former Chairman who founded Pennsylvania Real Estate Investment Trust in 1960, and William R. Dimeling, a Trustee of PREIT since 1982. We shall deeply miss their counsel, insight and friendship."

2001 Fourth Quarter and Fiscal Year Forecast
PREIT is reaffirming its financial guidance for the 2001 fourth quarter and fiscal year. The Company noted that it is currently estimating FFO to be approximately $0.75 to $0.79 for the fourth quarter ending December 31, 2001 and $2.68 to $2.72 per share for the calendar year ending December 31, 2001.

PREIT Announces Third Quarter 2001 Results
November 8, 2001
Page 5

Strategic Update
PREIT is pursuing a broad range of internal and external growth strategies in its primary markets and is focused on three strategic goals and initiatives:

o Construction in Progress: To position the Company for future growth, management intends, during 2001, to have $50 to $100 million of development projects on-line. As of September 30, 2001 the Company's construction in progress amounted to $45.8 million.

o Built-in Development Backlog: Leveraging the Company's in-depth market knowledge, strong tenant relationships and economies of scale, management is focused on maintaining an active pipeline of new properties in desirable locations to advance into the construction phase as existing development projects are completed. The Company's current backlog consists of six development projects with approximately 1.8 million square feet of GLA and a potential investment of approximately $116 million.

o Return on Investment: Focused on taking full advantage of the favorable growth opportunities within its markets, the Company is committed to a solid investment philosophy that emphasizes quality real estate and transactions structured to protect return on investment. Accordingly, management's goal is to achieve a minimum 11% return on investment in its development portfolio.

Jonathan B. Weller, PREIT's President and Chief Operating Officer commented, "While the near term general economic environment continues to be challenging, we continue to benefit from our diversified portfolio of quality real estate and high-end roster of national and regional retailers. We continue to believe that our strategic direction is sound and will create long-term value for our shareholders. The Company's development and redevelopment pipeline currently consists of seven power centers, one entertainment center and one enclosed mall."

The Company ended the 2001 third quarter with investment in real estate of $824 million, a net increase of $20 million over 2000's year-end level of $804 million. As a result, on a cost basis, the Company's portfolio is now 34% multifamily, 60% retail, 6% retail development and less than 1% industrial.

Development Pipeline

o Creekview Shopping Center (Warrington, PA) - Construction of the 424,722 square foot shopping center is 70% complete as of September 30, 2001 and the center is 100% leased. During the quarter several stores opened, including Genuardi's Family Markets.

o Paxton Towne Centre (Harrisburg, PA) - Construction of the 712,621 square foot power center is 90% complete as of September 30, 2001 and the center is 90% leased.

PREIT Announces Third Quarter 2001 Results
November 8, 2001
Page 6

Leasing Update
A total of 412,587 square feet was leased in the third quarter of 2001, including the renewal of JC Penney at Prince George's Plaza. Within this total, 23 new leases for 230,092 square feet were responsible for the portfolio's increase in occupancy. Noteworthy among these new leases were replacements for two bankrupt tenants. At Creekview new leases were signed with Bed Bath & Beyond and Cingular Wireless which along with Duron Paints will occupy space previously leased to Lechter's Cost-for-Less. Linens' N Things has leased the 54,096 square foot former Homeplace store at the Court at Oxford Valley which will also include Thomasville Furniture Galleries. At Paxton Towne Center Old Navy leased 22,000 square feet which will open in the first quarter of 2002.

Financing
o Metroplex Shopping Center (Plymouth Meeting, PA) - The Company also announced that, after the close of the quarter, it arranged a $65.5 million financing with a 10-year term for the Metroplex Shopping Center, a 778,000 square foot power center in which the Company owns a 50% interest. The newly placed financing carries an interest rate of 7.25% and was provided by CS First Boston. Proceeds were used to repay the construction loan.

Capital Resources
Edward Glickman, Chief Financial Officer of PREIT, commented, "To position PREIT for future growth, we continue to take steps to improve the Company's capital structure. In July, we completed a two million share equity offering. Net proceeds of $44.5 million were used to pay down debt and for working capital. It is important to note that, while this offering resulted in modest FFO per share dilution, we believe that the additional access to capital and the reduction in leverage will be of significant long-term benefit to our shareholders. The successful completion of this transaction along with the $250 million combined credit and construction finance facility announced in January 2001, will enable us to continue to make strategic investments in areas that will drive growth. Looking forward, we will continue to conserve our resources to meet new market realities and preserve financial strength."

As of September 30, 2001, the Company had approximately $89.1 million outstanding under the $175 million revolving portion of its bank credit facility. On July 11, 2001, the Company completed a public offering of 2.0 million shares of common stock at $23.00 per share, generating total net proceeds of $44.5 million. The net proceeds were used to pay down debt and for working capital. The offering was fully underwritten by Lehman Brothers.

99th Consecutive Dividend Distribution Declared
The Company previously announced on October 18, 2001 that its Board of Trustees declared a quarterly cash dividend of $0.51 per share. The dividend will be paid on December 17, 2001 to shareholders and unitholders of record on November 30, 2001. The December 17, 2001 dividend will be PREIT's 99th consecutive distribution since its initial dividend paid in August of 1962. Throughout its history the Company has never omitted or reduced a shareholder dividend. The December 17th dividend represents an annualized rate of $2.04 per share and a 9.1% yield based on the closing stock price of November 7, 2001.

PREIT Announces Third Quarter 2001 Results
November 8, 2001
Page 7

Conference Call Information
The Company will conduct a conference call that will be broadcast simultaneously over the Internet at 11:00 ET on Thursday November 8, 2001 to review the Company's quarterly results, market trends and future outlook. The webcast will be available to the public, on a listen-only basis, via the Internet at www.vcall.com or the Company's website at www.preit.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the webcast will be available for 30 days.

About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (approximately 10.9 million square feet) and apartment communities (approximately 7,242 units) located primarily in the eastern United States. The Company's portfolio currently consists of 45 properties in 10 states. In addition, there are 6 retail properties under development, which PREIT expects will add approximately 1.8 million square feet to its portfolio. PREIT is headquartered in Philadelphia, Pennsylvania.

The matters discussed in this report, as well as news releases issued from time to time by PREIT include use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "plan," or "continue" or the negative thereof or other variations thereon, or comparable terminology which constitute "forward-looking statements." Such forward-looking statements (including without limitation, information concerning PREIT's continuing dividend levels, planned acquisition, development and divestiture activities, short- and long-term liquidity position, ability to raise capital through public and private offerings of debt and/or equity securities, availability of adequate funds at reasonable cost, revenues and operating expenses for some or all of the properties, leasing activities, occupancy rates, changes in local market conditions or other competitive factors) involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of PREIT's results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. PREIT disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                            [Financial Tables Follow]

                                      # # #
                      ** A supplemental quarterly financial
                  package ** is available on the Company's web
                             site at www.preit.com.

PREIT Announces Third Quarter 2001 Results
November 8, 2001
Page 7

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

---------------------------------------------------------------- ------------------------------    ------------------------------
FUNDS FROM OPERATIONS                                                  Three Months Ended                 Nine Months Ended
---------------------------------------------------------------- ------------------------------    ------------------------------
                                                                 Sept 30, 2001    Sept 30, 2000    Sept 30, 2001    Sept 30, 2000
                                                                 -------------    -------------    -------------    -------------
Income before minority interest in operating partnership         $  4,650,000     $  6,871,000     $ 14,848,000     $ 30,815,000
Less:      Gains on sales of interests in real estate                       -       (1,388,000)      (2,107,000)     (10,298,000)
Add:   Depreciation and amortization:
              Wholly owned & consolidated partnership, net          4,501,000 (a)    3,551,000 (a)   13,229,000 (a)   10,733,000 (a)
              Unconsolidated partnerships & joint ventures          1,639,000          977,000        4,988,000        3,234,000
           Excess purchase price over net asset acquired              106,000           73,000          317,000          219,000
           Prepayment fee                                                   -                -          255,000 (b)            -
Less:      Depreciation of non-real estate assets                     (65,000)         (65,000)        (195,000)        (195,000)
           Amortization of deferred financing costs                   (98,000)(c)      (42,000)(c)     (266,000)(c)     (127,000)(c)
                                                                 ------------     ------------     ------------     ------------
FUNDS FROM OPERATIONS                                            $ 10,733,000 (d) $  9,977,000 (d) $ 31,069,000 (d) $ 34,381,000 (d)
                                                                 ============     ============     ============     ============

FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                            $0.62            $0.67            $1.93            $2.31
                                                                 ============     ============     ============     ============

Weighted average number shares outstanding                         15,391,440       13,387,471       14,256,967       13,370,767
Weighted average effect of full conversion of OP units              1,884,671        1,535,235        1,843,825        1,537,136
                                                                 ------------     ------------     ------------     ------------
Total weighted average shares of outstanding including OP units    17,276,111       14,922,706       16,100,792       14,907,903
                                                                 ------------     ------------     ------------     ------------

a) Amortization of deferred financing costs on the Company's Credit Facility was reclassified to interest expense.
b) Prepayment fee for the refinancing of the mortgage on Countrywood Apartments in Tampa, FL.
c) Amortization of deferred financing costs for property mortgages. Does not include amortization of amounts relating to the Company's Credit Facility.
d) Includes the non-cash effect of straight-line rents of $335,000 and $555,000 for the 3rd quarter 2001 and 2000 and $934,000 and $1,034,000 for year to date 2001 and 2000, respectively.

---------------------------------------------------------------- ------------------------------    ------------------------------
OPERATING RESULTS                                                    Three Months Ended                 Nine Months Ended
---------------------------------------------------------------- ------------------------------    ------------------------------
                                                                Sept 30, 2001  Sept 30, 2000 (4)  Sept 30, 2001   ept 30, 2000 (4)
                                                                -------------  -------------      -------------   -------------
REAL ESTATE REVENUES
       Base rent                                                $ 21,148,000   $ 20,042,000       $ 62,630,000    $ 59,422,000
       Percent rent                                                  211,000        144,000            783,000         567,000
       Expense reimbursement                                       2,446,000      2,055,000          7,521,000       6,296,000
       Lease termination                                             110,000         83,000          1,084,000       5,720,000
       Other real estate revenue                                     975,000        879,000          2,689,000       2,541,000
                                                                ------------   ------------       ------------    ------------
  Total real estate revenue                                       24,890,000     23,203,000         74,707,000      74,546,000
                                                                ------------   ------------       ------------    ------------
  Management company revenue                                       2,545,000              -          7,010,000               -
  Interest and other income                                          102,000        454,000            355,000       1,010,000
                                                                ------------   ------------       ------------    ------------
                                                                  27,537,000     23,657,000         82,072,000      75,556,000
                                                                ------------   ------------       ------------    ------------
EXPENSES
       Property payroll and benefits                               1,817,000      1,647,000          5,298,000       4,980,000
       Real estate and other taxes                                 1,980,000      1,773,000          5,779,000       5,349,000
       Utilities                                                     941,000        985,000          3,175,000       3,122,000
       Other operating expenses                                    3,467,000      3,643,000         10,392,000      10,201,000
                                                                ------------   ------------       ------------    ------------
  Total property operating expenses                                8,205,000      8,048,000         24,644,000      23,652,000
                                                                ------------   ------------       ------------    ------------
  Depreciation and amortization                                    4,501,000      3,551,000         13,229,000      10,733,000
       Corporate payroll and benefits                              3,240,000        542,000          9,644,000       1,708,000
       Other general and administrative expenses                   2,360,000        397,000          6,801,000       1,672,000
                                                                ------------   ------------       ------------    ------------
  Total general & administrative expenses                          5,600,000        939,000         16,445,000       3,380,000
                                                                ------------   ------------       ------------    ------------
  Interest expense                                                 5,924,000      5,855,000         19,170,000      17,586,000
                                                                ------------   ------------       ------------    ------------
                                                                  24,230,000     18,393,000         73,488,000      55,351,000
                                                                ------------   ------------       ------------    ------------
       Income before equity in unconsolidated entities,
       gains on sales of interests in real estate and
       minority interest in operating partnership                  3,307,000      5,264,000          8,584,000      20,205,000
Equity in loss of PREIT-RUBIN, Inc.                                        -     (1,634,000)                 -      (5,021,000)
Equity in income of partnerships and joint ventures                1,343,000      1,853,000          4,157,000       5,333,000
Gains on sales of interests in real estate                                 -      1,388,000 (1)      2,107,000 (2)  10,298,000 (3)
                                                                ------------   ------------       ------------    ------------
       Income before minority interest in operating partnership    4,650,000      6,871,000         14,848,000      30,815,000
Minority interest in operating partnership                          (501,000)      (709,000)        (1,700,000)     (3,180,000)
                                                                 ------------   ------------       ------------    -----------
NET INCOME                                                       $ 4,149,000    $ 6,162,000       $ 13,148,000    $ 27,635,000
                                                                 ============   ============       ============    ===========

PER SHARE DATA
Net income before gains on sales                                       $0.27          $0.36              $0.77           $1.30
Gains on sales of interests in real estate                             $0.00          $0.10 (1)          $0.15 (2)       $0.77 (3)
                                                                ------------   ------------       ------------    ------------
BASIC INCOME PER SHARE                                                 $0.27          $0.46              $0.92           $2.07
                                                                ============   ============       ============    ============

DILUTED INCOME PER SHARE                                               $0.27          $0.46              $0.92           $2.07
                                                                ============   ============       ============    ============

Weighted average number shares outstanding                        15,391,440     13,387,471         14,256,967      13,370,767
                                                                ------------   ------------       ------------    ------------

1)    3rd qtr 2000 includes gain on sale of Valley View, Wilmington, DE
2) Year to date 2001 includes net gains on sales of land at Florence Commons Shopping Center in Florence, SC, land at Paxton Towne Centre, Harrisburg, PA and sale of interest in Ingleside Shopping Center, Thorndale, PA.
3) Year to date 2000 includes gain on sale of Valley View, Wilmington, DE, of CVS Building, Alexandria, VA and gain on sale of interest in Park Plaza shopping center in Pinellas Park, Florida.
4) Certain prior period amounts have been reclassified to conform with the current period presentation.

PREIT Announces Third Quarter 2001 Results
November 8, 2001
Page 8

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

---------------------------------------------------------     ------------------------------     -------------------------------
EQUITY IN INCOME OF PARTNERSHIPS                                    Three Months Ended                  Nine Months Ended
AND JOINT VENTURES                                            ------------------------------     -------------------------------
                                                              Sept 30, 2001    Sept 30, 2000     Sept 30, 2001     Sept 30, 2000
---------------------------------------------------------     ------------      ------------     -------------      ------------
Gross revenues from real estate                               $ 22,651,000      $ 16,381,000     $ 67,796,000       $ 55,942,000
                                                              ============      ============     =============      ============
Expenses:
   Property operating expenses                                   8,190,000         5,468,000       24,226,000         18,604,000
   Mortgage and bank loan interest                               7,652,000         5,113,000       22,342,000         18,150,000
   Prepayment fee                                                        -                 -          510,000  (a)             -
   Depreciation and amortization                                 4,273,000         2,531,000       12,866,000          8,592,000
                                                              ------------      ------------     -------------      ------------
                                                                20,115,000        13,112,000       59,944,000         45,346,000
                                                              ------------      ------------     -------------      ------------
                                                                 2,536,000         3,269,000        7,852,000         10,596,000
Partner's share                                                 (1,193,000)       (1,416,000)      (3,695,000)        (5,263,000)
                                                              ------------      ------------     -------------      ------------
EQUITY IN INCOME OF PARTNERSHIPS
       AND JOINT VENTURES                                     $  1,343,000      $  1,853,000     $  4,157,000       $  5,333,000
                                                              ============      ============     =============      ============

a) Prepayment fee at 100% for the refinancing of the mortgage on Countrywood Apartments in Tampa, FL.

                Supplemental Information for Wholly Owned Properties and the Company's Proportionate Share of Partnerships and Joint Ventures

---------------------------------------------------------  -------------------------------      -------------------------------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION                    Three Months Ended                     Nine Months Ended
AND AMORTIZATIONS ("EBITDA")                               --------------------------------     -------------------------------
                                                           Sept 30, 2001      Sept 30, 2000     Sept 30, 2001      Sept 30, 2000
---------------------------------------------------------  ------------       ------------      ------------       ------------
Gross revenues                                             $ 24,890,000       $ 23,203,000      $ 74,707,000       $ 74,546,000
Operating expenses                                           (8,205,000)        (8,048,000)      (24,644,000)       (23,652,000)
                                                           ------------       ------------      ------------       ------------
Net operating income: wholly-owned properties                16,685,000         15,155,000        50,063,000         50,894,000
Company's proportionate share of partnerships and
  joint ventures net operating income                         5,671,000          5,005,000        17,247,000         15,050,000
                                                           ------------       ------------      ------------       ------------
Combined net operating income                                22,356,000 (2)     20,160,000 (2)    67,310,000 (2)     65,944,000 (2)
Interest income                                                 102,000            454,000           355,000          1,010,000
Company's proportionate share of PREIT-RUBIN, Inc.
  net operating income (loss)                                                   (1,165,000)                          (3,732,000)
Management company revenue                                    2,545,000                  -         7,010,000                  -
Total general & administrative expenses                      (5,600,000)(1)       (939,000)      (16,445,000)(1)     (3,380,000)
                                                           ------------       ------------      ------------       ------------
EBITDA                                                     $ 19,403,000       $ 18,510,000      $ 58,230,000       $ 59,842,000
                                                           ============       ============      ============       ============

1) Total General & Administrative Expenses for 2001 includes PREIT-RUBIN, Inc. expenses.
2) Net operating income includes lease termination income of $110,000 and $83,000 for the quarters ending September 30, 2001 and 2000 respectively, and $1,084,000 and $5,720,000 for the nine-month periods ending September 30, 2001 and 2000, respectively. NOI in the nine-month period ending September 30, 2000 also includes recovery of receivables previously reserved of $285,000, received in connection with a lease termination. Net operating income, net of these amounts, is $22,245,000 and $20,077,000 for the quarters ended September 30, 2001 and 2000, and $66,225,000 and $59,939,000 for the nine-month periods ended September 30, 2001 and 2000, respectively.


MORTGAGE NOTES, BANK AND CONSTRUCTION LOANS PAYABLE
---------------------------------------------------

                                                                          ---------------------------------
                                                                           September 30,       December 31,
                                                                               2001                2000
                                                                          ---------------------------------
Wholly-owned properties
-----------------------
  Mortgage notes payable                                                  $ 259,111,000       $247,449,000
  Bank loans payable                                                         88,000,000        110,300,000
  Construction loan payable                                                   4,000,000         24,647,000
                                                                          --------------      -------------
                                                                            351,111,000        382,396,000
Company's proportionate share of
partnerships and joint ventures
--------------------------------
  Mortgage notes payable                                                    113,973,000        111,457,000
  Bank loans payable                                                         31,200,000         30,929,000
                                                                          --------------      -------------
Total mortgage notes and bank loans payable                               $ 496,284,000       $524,782,000
                                                                          ==============      =============